EXHIBIT 99.1

Gilead delivers exercise notice to Galapagos for Initial Warrant A to increase ownership to 25.1%

Mechelen, Belgium; 1 November 2019; 21:01 CET – Gilead Therapeutics A1 Unlimited Company, an affiliate of Gilead Sciences, Inc. (NASDAQ: GILD), delivered an exercise notice to Galapagos NV (Euronext & NASDAQ: GLPG) in order to exercise the Initial Warrant A. The issuance of the resulting shares is expected in the course of next week.

The Initial Warrant A, approved by Galapagos’ shareholders on 22 October 2019, entitles Gilead to subscribe for a maximum number of shares that is sufficient to bring the number of shares owned by Gilead and its affiliates to 25.1% of the actually issued and outstanding shares immediately after the issue of the shares that are to be issued upon the exercise of the Initial Warrant A. The Initial Warrant A has a term of one year starting as of 22 October 2019.

As per the terms of the Initial Warrant A, Gilead will subscribe for 2,617,791 new shares at €140.59 per share for a total of €368,035,236.69, bringing Gilead’s total ownership to 16,207,477 Galapagos shares, which represents 25.1% of the 64,571,622 shares expected to be outstanding after exercise of the Initial Warrant A.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. The company’s pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Galapagos’ ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts Investors:	Media:
Elizabeth Goodwin	Carmen Vroonen
VP IR	Senior Director Communications
+17814601784	+32 473 824 874

Sofie Van Gijsel	Evelyn Fox
Director IR	Director Communications
+32485191415	+31 6 53 591 999
ir@glpg.com	communications@glpg.com

Galapagos Forward-Looking Statements

This release may contain forward-looking statements with respect to Galapagos, including statements regarding the timing of completion of the exercise of Initial Warrant A by Gilead, the issuance of shares to Gilead, Gilead’s resulting shareholding in Galapagos and the payment of the aggregate exercise price by Gilead to Galapagos.  Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are that the parties may not be able to timely complete the exercise of the Initial Warrant A or at all. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on Form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.